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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. ____)*

GLOBAL CASH ACCESS HOLDINGS, INC.
(Name of Issuer)
COMMON STOCK
(Title of Class of Securities)
378967 10 3
(CUSIP Number)
December 31, 2005
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	378967 10 3	Page	2	of	5

1	NAMES OF REPORTING PERSONS:

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	M&C International

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	5	SOLE VOTING POWER:

NUMBER OF		24,537,960

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		N/A

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		24,537,960

WITH:	8	SHARED DISPOSITIVE POWER:

		N/A

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	24,537,960

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	30.08%*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO

*Based on 81,533,568 shares outstanding at 12/31/05

CUSIP No.	378967 10 3	Page	3	of	5
Item 1.
(a)	Name of Issuer: Global Cash Access Holdings, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

3525 East Post Road, Suite 120 Las Vegas, NV 89120
Item 2.
(a)	Name of Person Filing:

M&C International

(b)	Address of Principal Business Office or, if none, Residence:

643 River Oaks Parkway San Jose, CA 95134

(c)	Citizenship: U.S.A.

(d)	Title of Class of Securities: Common Stock, $0.001 par value

(e)	CUSIP number: 378967 10 3
Item 3. If this statement is filed pursuant to Rules 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:
Not applicable.
Item 4. Ownership:
(a)	Amount beneficially owned: 24,537,960

(b)	Percent of class: 30.08%

(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote:

24,537,960 shares.

(ii)	Shared power to vote or to direct the vote:

N/A

(iii)	Sole power to dispose or to direct the disposition of:

24,537,960 shares.

(iv)	Shared power to dispose or to direct the disposition of:

N/A
Item 5. Ownership of Five Percent or Less of a Class:
Not applicable.
Item 6. Ownership of More than Five Percent on Behalf of Another Person:
Not applicable.

CUSIP No.	378967 10 3	Page	4	of	5
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:
Not applicable.
Item 8. Identification and Classification of Members of the Group:
Not applicable.
Item 9. Notice of Dissolution of Group:
Not applicable.
Item 10. Certification:
Not applicable.

CUSIP No.	378967 10 3	Page	5	of	5
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 8, 2006

(Date)

M& C International

By:	/s/ Robert Cucinotta

Name:	Robert Cucinotta

Title:	Secretary